Exhibit 5.1

525 – 8th Avenue S.W., 46th Floor Eight Avenue Place East Calgary, Alberta T2P 1G1 Canada P. 403.776.3700 | F. 403.776.3800 www.torys.com

April 24, 2026

Vermilion Energy Inc.

3500, 520 – 3rd Avenue S.W.

Calgary, Alberta T2P 0R3 Canada

RE: Registration Statement on Form S-8

Dear Sirs/Mesdames:

RE:	Vermilion Energy Inc. (the “Corporation”)

We have acted as counsel to the Corporation in connection with the filing on the date hereof of a Registration Statement on Form S-8 (the “Form S-8”) with respect to common shares of the Corporation (the “Common Shares”) issuable pursuant to (i) the Corporation’s Omnibus Incentive Plan effective as of April 25, 2022 and most recently amended on November 5, 2025 (the “Omnibus Plan”), and (ii) the Corporation’s Deferred Share Unit Plan effective as of April 25, 2019 and most recently amended on August 12, 2021 (the “DSU Plan”, together with the Omnibus Plan, the “Plans” and each, a “Plan”). We have made such investigations and examined originals or copies certified or otherwise identified to our satisfaction of documents, records and certificates of the Corporation as we have considered necessary or relevant for the purposes of this opinion including:

(a)	the certificate of amalgamation, the articles of amalgamation and by-laws of the Corporation, as amended to date;

(b)	the Plans;

(c)	the resolutions of the board of directors of the Corporation authorizing and ratifying the issuance of the Common Shares under each of the Plans;

(d)	a certificate of an officer of the Corporation dated the date hereof regarding certain factual matters; and

(e)	a certificate of status of the Corporation dated April 24, 2026.

In rendering this opinion, with regard to all documents examined by us, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic copies, the authenticity of the originals of such latter documents and the legal capacity of all natural persons who have executed any such documents.

We have also assumed that all Common Shares issued under each Plan will be issued for consideration in property or past services that is not less in value than the fair equivalent of the money that the Corporation would have received if the Common Shares had been issued for money.

Based and relying upon and subject to the foregoing, we are of the opinion that the Common Shares will be validly issued and outstanding as fully paid and non-assessable shares (upon issuance and payment of the exercise price therefor in accordance with the Plans).

The foregoing opinion is limited to the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Our opinion is given as of the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof.

We consent to the filing of this opinion as an exhibit to the Form S-8. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours truly,

/s/ Torys LLP